TIC
Tel Instrument
Electronics Corp.



                                                              November 24, 2008

Securities and Exchange Commission
Division of Corporate Finance
100 F Street
Washington, DC 20549-6010

Attention: Mr. Kevin L. Vaughn (Mail Stop 6010)

Re:      Tel-Instrument Electronics Corp
         Form 10-K for the fiscal year ended March 31, 2008
         File No. 001-31990

Dear Mr. Vaughn:

We have reviewed your comments carefully, and have set forth below our responses under the item numbers of your October 3, 2008 letter, and your letter of November 7, 2008.

Form 10-K as of March 31, 2008

1. In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

     o The company is responsible for the adequacy and accuracy of the disclosure in the filings;

     o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings.

The Company further acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

The Company will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your comments.


                                            Sincerely,


                                            /s/  Joseph P. Macaluso
                                            -----------------------------------
                                                 Joseph P. Macaluso
                                                 Principal Accounting Officer